Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 9, 2014

To Prospectus dated February 28, 2011

Registration Statement No. 333-172488

Pricing Term Sheet

MONDELĒZ INTERNATIONAL, INC.

Pricing Term Sheet

$850,000,000 2.250% Notes due 2019 (the “2019 Notes”)

$1,750,000,000 4.000% Notes due 2024 (the “2024 Notes”)

$400,000,000 Floating Rate Notes due 2019 (the “Floating Rate Notes”)

Summary of Terms

Issuer:	Mondelēz International, Inc. (the “Company”)

Trade Date:	January 9, 2014

Settlement Date:	January 16, 2014 (T+5)

Fixed Rate Notes

Principal Amount:	$850,000,000 for the 2019 Notes $1,750,000,000 for the 2024 Notes

Maturity Date:	February 1, 2019 for the 2019 Notes February 1, 2024 for the 2024 Notes

Issue Price (Price to Public):	99.541% for the 2019 Notes 99.892% for the 2024 Notes

Benchmark Treasury:	1.500% due December 31, 2018 for the 2019 Notes 2.75% due November 15, 2023 for the 2024 Notes

Benchmark Treasury Yield:	1.747% for the 2019 Notes 2.963% for the 2024 Notes

Spread to Benchmark Treasury:	+60 bps for the 2019 Notes +105 bps for the 2024 Notes

Yield to Maturity:	2.347% for the 2019 Notes 4.013% for the 2024 Notes

Coupon:	2.250% for the 2019 Notes 4.000% for the 2024 Notes

Interest Payment Dates:	Semi-annually on February 1 and August 1 of each year, commencing August 1, 2014

Day Count Convention:	30/360

Optional Redemption:

2019 Notes: Prior to January 1, 2019, the greater of par and make-whole at Treasury plus 10 bps, plus accrued and unpaid interest to the date of redemption. On or after January 1, 2019, at par, plus accrued and unpaid interest to the date of redemption.

2024 Notes: Prior to November 1, 2023, the greater of par and make-whole at Treasury plus 17.5 bps, plus accrued and unpaid interest to the date of redemption. On or after November 1, 2023, at par, plus accrued and unpaid interest to the date of redemption.

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	609207 AA3 / US609207AA31 for the 2019 Notes 609207 AB1 / US609207AB14 for the 2024 Notes

Floating Rate Notes

Principal Amount:	$400,000,000

Maturity Date:	February 1, 2019

Issue Price (Price to Public):	100%

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	609207 AC9 / US609207AC96

Interest on the Floating Rate Notes

The Floating Rate Notes will bear interest at a rate per annum of “LIBOR” (as defined below) plus 0.52%, as determined by the calculation agent. Deutsche Bank Trust Company Americas will be appointed as calculation agent pursuant to a Calculation Agency Agreement to be entered into between Deutsche Bank Trust Company Americas and the Company. Interest will accrue from January 16, 2014 and is payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year (these dates are called “interest payment dates”), beginning on May 1, 2014; provided that if any such date (other than the maturity date or a date fixed for redemption) is not a business day, the interest payment date will be postponed to the first following business day unless that business day is in the following calendar month, in which case the interest payment date will be the immediately preceding business day, and, in each case, interest will accrue to, but excluding, such interest payment date.

The interest rate will be reset quarterly on each interest payment date (each of these dates is called an “interest reset date”). Interest is payable from January 16, 2014 or from the most recent interest payment date to which interest on the Floating Rate Notes has been paid or duly provided for, until the principal amount of the Floating Rate Notes is paid or duly made available for payment. We will pay interest to the person in whose name a note is registered at the close of business 15 calendar days before the interest payment date.

If the maturity date or a date fixed for redemption is not a business day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding business day unless that business day is in the following calendar month, in which case such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled maturity date or such date fixed for redemption, and no interest shall accrue as a result of the delayed payment.

As used herein, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York, provided such day is also a London banking day.

“LIBOR” for each interest reset date, other than for the initial interest rate, will be determined by the calculation agent as follows:

(a) LIBOR will be the offered rate (expressed as a percentage per annum) for deposits in U.S. dollars for the three-month period which appears on “Reuters Page LIBOR01” (as defined below) at approximately 11:00 a.m., London time, two “London banking days” prior to the applicable interest reset date.

(b) If this rate does not appear on Reuters Page LIBOR01, the calculation agent will obtain such rate from Bloomberg Page BBAM. If no such rate appears on any such page on an interest determination date at approximately 11:00 a.m. London time, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., London time, two London banking days prior to the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, LIBOR for that interest reset date will be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, LIBOR for that interest reset date will be the arithmetic mean of the rates quoted by three major banks in New York, New York (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., New York time, two London banking days prior to the applicable interest reset date for loans in U.S. dollars to leading banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this paragraph, for the period until the next interest reset date, LIBOR will be the same as the rate determined on the immediately preceding interest reset date.

The interest rate in effect from January 16, 2014 to the first interest reset date will be based on three-month LIBOR two London banking days prior to January 16, 2014.

“Bloomberg Page BBAM” means the display designated as page “BBAM” on the screens maintained by Bloomberg L.P. (or any successor service) (or such other page as may replace page BBAM on Bloomberg L.P. or any successor service).

A “London banking day” is any day in which dealings in U.S. dollar deposits are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Reuters Page LIBOR01” means the display designated as page “LIBOR01” on the screens maintained by Reuters (or any successor service) (or such other page as may replace page LIBOR01 on Reuters or any successor service).

The calculation agent will, upon the request of the holder of any note, provide the interest rate then in effect. All calculations made by the calculation agent in the absence of willful misconduct, bad faith or manifest error shall be conclusive for all purposes and binding on us and the holders of the Floating Rate Notes. We may appoint a successor calculation agent at any time at our discretion and without notice.

All percentages resulting from any calculation of the interest rate with respect to the Floating Rate Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655)) and all dollar amounts used in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

Interest on the Floating Rate Notes will be computed and paid on the basis of a 360-day year and the actual number of days in each interest payment period. The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Other Information

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baa1 (stable) S&P: BBB- (stable) Fitch: BBB (stable)

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

RBS Securities Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Senior Co-Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

SG Americas Securities, LLC

Wells Fargo Securities, LLC

Co-Managers:

Drexel Hamilton, LLC

Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect) or by calling RBS Securities Inc. at 1-866-884-2071.